UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2022

Shackelford Pharma Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

700 W Georgia Street, 25th Floor

Vancouver, British Columbia, Canada V7Y 1B3

(Full Mailing Address of Principal Executive Offices)

(888) 377-4225

Issuer's Telephone Number, Including Area Code

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Shackelford Pharma Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA that are forward-looking information or forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements in this this Semi-Annual Report on Form 1-SA include, but are not limited to statements about: Shackelford's intention to develop a commercially viable medicine and higher ROI; the development of a differentiated, proproiety formulation of SP1707 and the application of such into clinical trials; Shackelford's plan and timeline, including an anticipated FDA pre-IND meeting, FDA approval to proceed, Phase 2, clinical formulation screening/PK bridging study; Phase 3, FDA new drug application, including the estimates of timing for each of these;entering into an agreement with a chosen CDMO;  and the business goals and objectives of Shackelford.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Shackelford to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: Shackelford may not achieve a novel formaltion of its candidates as currently anticipated, or at all; Shackelford's candidates may never demonstrate efficacy in controlled clinical trials; Shackelford's timelines and completion of key milestones (FDA pre-IND meeting, FDA approval to proceed, Phase 2, clinical formulation screening/PK bridging study, Phase 3, FDA new drug application) may not occur on the timeline currently anticipated, or at all; Shackelford may never develop a commercially viable medicine; Shackelford is dependent on external financing and may not be able to raise required financing to continue is business plan or operations on terms acceptable to Shackelford, or at all; the continued effects of the COVID-19 pandemic and international conflicts  may have a material adverse effect on Shackelford's performance as supply chains are disrupted and prevent Shackelford from operating its assets; competition; the bio pharma and pharmaceutical industry generally; and other related risks as more fully set out in the filings of Shackelford under the Shackelford's EDGAR filings with the U.S. Securities and Exchange Commission at www.sec.com.

The forward-looking statements in this Semi-Annual Report on Form 1-SA reflects the current expectations, assumptions and/or beliefs of Shackelford based on information currently available to Shackelford. In connection with the forward-looking statements contained in this Semi-Annual Report on Form 1-SA, Shackelford has made numerous assumptions, including assumptions about: the timelines and achievability of Shackelford's key milestones; the availability of financing on commercially reasonable terms; profitable use of Shackelford's assets going forward; and there will be no regulation or law that will prevent Shackelford from operating its business. Shackelford has also assumed that no significant events occur outside of Shackelford's normal course of business. Although Shackelford believes that the assumptions inherent in the forward-looking statement are reasonable, forward-looking statements are not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Except as otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason.

Reporting Currency

Our reporting currency is the Canadian dollar ("CAD"), and all amounts herein are expressed in Canadian dollars unless otherwise stated.

Company Overview

Shackelford Pharma Inc. ("Shackelford" or "SPI" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 19, 2018. In April 2022, the Company moved its corporate office location to 700 W Georgia Street, 25th Floor Vancouver, British Columbia from its previous corporate office location at Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada.

The Company is an early-stage biopharmaceutical company dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders. Discovered in the 1990's, the endocannabinoid system is an important biological system involved in regulating many processes including immune responses, metabolism, and memory, among many others. Consequently, SPI believes that drugs that address this system could have application in the treatment of a variety of epileptic conditions. SPI has leveraged real-world data from Dr. Shackelford's clinical practice to guide our development decisions. Our first drug candidate is for the treatment of seizure disorders, either alone as a primary treatment or in combination with other drugs.

Dr. Shackelford is supported by an expert medical and pharmaceutical team with a wealth of experience in end-to-end drug development (including preclinical neuroscience, toxicology, clinical research and development, clinical operations, project management, regulatory and medical document submission preparation, and formulation development), commercial operations, and marketing, to manage the development and commercialization of pharmaceutical products. It is the intention of the Company to be a trusted medical solution provider for traditional physicians, regulatory agencies, and the patients for whom our therapies will be prescribed.

The Company's goal is to become the global leader in the development and commercialization of regulated epilepsy focused therapies that:

• address unmet medical needs;

• meet the regulatory requirements of the pharmaceutical industry;

• comply with the legal and regulatory environments in major markets;

• provide clinicians with the confidence to treat their patients

Since inception, the Company has continued to evolve its business as it matures and gains further insights into its opportunities. SPI is focused on the development of FDA- approved pharmaceutical products. Six different therapeutic areas were identified from Dr. Shackelford's real-world evidence. Those six areas were refined and prioritized to initially focus on epilepsy. The Company believes that its focus will deliver the best ROI given its limited resources.

Our Products and Services

  Epilepsy
  SP1707
  Pre-Clinical Development
  Clinical Trials
  Intellectual Property

Epilepsy

Dr. Alan Shackelford has a history of pioneering in Epilepsy. His clinical experience and insights are the foundation of our company and our epilepsy drug development program. Dr. Shackelford's treatment of a young girl with Dravet Syndrome thrust him into the national spotlight as the success of his treatment was highlighted in a CNN documentary. Dr. Shackelford went on to treat many different epileptic disorders targeting the endocannabinoid system. His success has led the Company to pursue the development of its first compound SP1707.

SP1707

SP1707 is the development name/number of the Company's first drug candidate undergoing clinical development. SP1707 is a long-acting formulation of delta 9 tetrahydrocannabinol.

The Company is aspiring to develop a differentiated, proprietary formulation of SP1707 that it intends to take into clinical trials. SPI has hired an experienced Chemistry, Manufacturing, and Controls (CMC) expert to oversee the development of this proprietary formulation. There is a risk that we may not achieve a novel formulation and that could affect our future development and commercialization plans. The Company intends to have this formulation ready in time for our Phase 3 trial. A bridging study, comparing our original formulation (to be used in our Phase 2 trial) will be conducted upon formulation completion.

SPI is currently evaluating multiple Contract Development & Manufacturing Organizations (CDMO) for the development and manufacturing of SP1707.

Pre-Clinical Development

SP1707 underwent a series of pre-clinical trials to test its effectiveness in epilepsy animal models. SP1707 was successful at achieving positive results that warranted this drug candidate to move forward in the development process.

The Company also evaluated seizure patient data from Dr. Shackelford's real-world evidence and discovered that the same human dose equivalents effective in the Company's animal trials, were also effective at significantly impacting patients suffering from seizures. 24 of 26 CS patients taking Dr. Shackelford's formula were treated for at least one year.  Of these 24 patients, 23 achieved complete seizure freedom, or International League Against Epilepsy (ILAE) Class 1 outcomes. The data analyzed represented 133 patient years of data. The ILAE Class 1 rating is the best rating an anti-epileptic therapy can achieve. Surprisingly, these patients also did not develop tolerance issues and had very little, if any, side-effects.

The combination of the animal data and real-world evidence in patients has given the Company confidence to move SP1707 into the next phase of development - into human clinical trials

Clinical Trials

The Company is progressing preparations for a pre-IND (Investigational New Drug) meeting with the FDA in the latter half of 2022. Once the requirements for the FDA IND are met, the Company plans to enter a Phase 2 trial in 2023. This proof-of-concept trial is being designed to test SP1707 with a broad selection of patients suffering from epileptic seizures. In parallel to this safety and efficacy study, it is envisioned that a clinical formulation screening / pharmacokinetic (PK) bridging study will be completed, in order to facilitate novel formulation selection for the pivotal Phase 3 program. Upon successful conclusion of the Phase 2 and formulation screening / PK bridging studies, the Company will progress additional preparatory enabling activities required for its pivotal Phase 3 trial(s).

Intellectual Property

The Company has hired Finnegan's as their IP counsel. Upon hiring, lawyers from Finnegan worked with the Company's management team to conduct an IP landscape review as a Freedom to Operate opinion (FTO). The FTO was received in Q1 2022. Subsequently, in Q2 2022, Shackelford Pharma submitted a provisional patent application related to the use of SP1707 for the treatment of seizure disorders, either alone or as adjunctive therapy.  This application included supportive preclinical and clinical data.

Results from Operations for the six months ended March 31, 2022 and 2021

	Six months ended March 31,
	2022	2021
	$	$
Research and development	(1,413,380)	(735,719)
General and administration	(605,437)	(637,224)
Other income (loss)	(196,888)	(113,607)
Net loss	(2,215,705)	(1,486,550)

To date, we have not generated any revenues from planned operations.

For the six months ended March 31, 2022, we reported a net loss of $2,215,705 ($0.05 loss per share), compared to a net loss of $1,486,550 ($0.04 loss per share for the six months ended March 31, 2021).

Research and Development ("R&D") Expenses

R&D expenses of $1,413,380 were incurred for the six months ended March 31, 2022, compared with $735,719 incurred in the six months ended March 31, 2021. The increase in R&D expenses in the current period is primarily attributable to:

  Increase in discovery and pre-clinical and regulatory expenses associated with the development of our lead candidate SP1707
  Increased consulting expense as we expanded our R&D team to support advancing our candidates into clinical studies.

General and administrative ("G&A") Expenses

G&A expenses of $605,437 were incurred for the six months ended March 31, 2022, compared with $637,224 incurred in the six months ended March 31, 2021. The decrease in G&A expenses for the six months ended March 31, 2022 is primarily attributable to:

  Decrease consulting and legal expenses resulting from non-recurring legal and investor relations efforts in connection with completion of the Regulation-A offering in 2021.

Liquidity and Capital Resources

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, initiating preclinical and clinical studies, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of approximately $7.6 million as of March 31, 2022.

We are a development stage company and do not earn any revenues from our drug candidates. Accordingly, the Company is dependent on the external sources of capital as its sole source of operating working capital. The continuation of our research and development activities for our candidates in Cephalgia, Neurodegeneration, and Childhood Epilepsy is dependent upon our ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the Company, or at all.

Cash Position

As at March 31, 2022, we had a cash balance of approximately $4.0 million, compared to $6.1 million at September 30, 2021 and working capital at March 31, 2022 was approximately $3.8 million, compared to a working capital of $5.9 million at September 30, 2021.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses, including expenses related to drug discovery, chemistry, manufacturing and controls, preclinical testing, clinical trials, and operating expenses associated with supporting these activities. It is expected that negative cash flow operations will continue to such time, if ever, that we receive regulatory approval to commercialize any of our products under development and such revenues from any such products should exceed our expenses at that time.

Contractual Obligations

Intellectual Property - Ramot Tel Aviv University License

On January 21, 2020, the Company entered into an option agreement (the "Option Agreement") to receive an exclusive, worldwide license (the "License") from Ramot Tel Aviv University Ltd. ("Ramot") related to the prevention and reversal of age-related cognitive decline by ultra-low doses of tetrahydrocannabinol.  Pursuant to the Option Agreement, the Company has a period of three months, in consideration for which the Company will pay Ramot US$5,000 per month for a three month period, to arrive at terms and conditions satisfactory to each party for the grant of the License.  On August 9, 2020, the Company signed a license agreement with Ramot (the "Ramot License Agreement"). As at the date the Ramot License Agreement was signed, $21,345 (US$15,000) had been paid toward the option payments. The remaining unpaid balance of the one time license fee of US$30,000, which was reduced by the option payments of US$15,000 noted above, was paid on the date of signing the Ramot License Agreement and totalled $19,598 (US$15,000). The Company also accrued reimbursable patent costs of $58,241 which are payable to Ramot pursuant to the Ramot License Agreement.

On March 26, 2022, the Company provided a notice of termination to Ramot to terminate the Ramot License Agreement, and on the same date, Ramot responded with a letter confirming the termination of the Ramot License Agreement. As a result, the Company recorded a non-cash write off of $92,632 on the intangible asset during the three months ended March 31, 2022, resulting in a net book value of $nil as at March 31, 2022.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company expects to incur further losses in the development of its business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, general and administrative, and other expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing during the year ended September 30, 2021, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Critical Accounting Policies and Estimates

This management's discussion and analysis of our financial condition and results of operations is based on our condensed interim consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting.

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there have been no significant changes in our critical accounting policies and estimates as discussed in our Annual Report on Form 1-K for the year ended September 30, 2021.

Subsequent events

The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan has been fixed at 9,092,753 Common Shares, representing 20% of the Company's issued and outstanding Common Shares, on a non-diluted basis.

On May 2, 2022, the Company appointed Chris Clark as Chief Financial Officer of the Company to fill the vacancy since the resignation of John Meekison on May 20, 2022.

On May 26, 2022, the Company granted an aggregate of 3,150,000 stock options to its officers, directors, and consultants at an exercise price of US$1.00, of which 1,506,944 stock options vested immediately, and the remainder 1,643,056 stock options will vest over an average period of 27 months. All stock options expire on May 26, 2032.

Item 2.  Other Information

None.

Item 3.  Financial Statements

Shackelford Pharma Inc.

Condensed Interim Consolidated Financial Statements

For the six months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

Shackelford Pharma Inc. Condensed Interim Consolidated Statements of Financial Position (Unaudited - expressed in Canadian dollars)

	Notes	March 31	September 30
		2022	2021
		$	$
Assets

Current
Cash		4,005,532	6,118,513
Prepaid expenses		52,861	120,472
GST receivable		63,010	54,611
		4,121,403	6,293,596

Non-current
Restricted cash Intangible asset	6	25,000 -	25,000 92,632
		25,000	117,632
Total Assets		4,146,403	6,411,228

Liabilities

Current
Accounts payable and accrued liabilities		354,092	403,212
		354,092	403,212

Shareholders' Equity
Share capital	7	11,560,001	11,560,001
Share-based payment reserve	7	(175,349)	(175,349)
Accumulated deficit		(7,592,341)	(5,376,636)
		3,792,311	6,008,016

Total Liabilities and Shareholders' Equity		4,146,403	6,411,228

Nature of operations and going concern - Note 2

Subsequent event - Note 10

APPROVED BY THE BOARD
/s/ Alan Shackelford	Director	/s/ Mark Godsy	Director

2
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Shackelford Pharma Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited - expressed in Canadian dollars)

		Six months ended March 31,
	Note	2022	2021
		$	$
Operating expenses
Research and development	9	1,413,380	735,719
General and administrative	9	605,437	637,224

Loss before other items		(2,018,817)	(1,372,943)

Accretion		-	(14,031)
Foreign exchange loss		(104,256)	(79,087)
Interest expense		-	(20,489)
Intangible asset impairment	6	(92,632)	-

Net loss and comprehensive loss for the period		(2,215,705)	(1,486,550)

Loss per share
Basic and diluted		(0.05)	(0.04)

Weighted average number of shares outstanding
Basic and diluted		45,463,767	37,595,931

3
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Shackelford Pharma Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited - expressed in Canadian dollars)

		Six months ended March 31,
	Notes	2022	2021
		$	$
Cash provided by/(used in):

Operating activities
Net loss for the period		(2,215,705)	(1,486,550)
Impairment of intangible assets	6	92,632	-
Accrued interest		-	13,667
Accretion		-	14,031
Amortization		-	2,480
Unrealized loss on foreign exchange		90,053	104,765
Changes in non-cash working capital items
Prepaid expenses		67,611	(62,073)
GST receivable		(8,399)	8,726
Deferred share issuance costs		-	(68,405)
Accounts payable and accrued liabilities		(49,120)	(899,716)

Cash used in operating activities		(2,022,928)	(2,373,075)

Financing activities
Subscription received	7	-	7,236,347
Shares repurchased		-	(384,000)
Cash provided by financing activities		-	6,852,347

Effect of foreign exchange on cash		(90,053)	(104,580)

(Decrease)/Increase in cash		(2,112,981)	4,374,692

Cash, beginning of period		6,118,513	85,065

Cash, ending of period		4,005,532	4,459,757

4
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Shackelford Pharma Inc. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited - expressed in Canadian dollars)

	Notes	Number of common shares	Share capital	Subscriptions Received	Share-based payment reserve	Convertible Loan - Discount Reserve	Convertible Loan - Equity portion	Accumulated Deficit	Total
		#	$	$	$	$	$	$	$

Balance at September 30, 2020		40,049,997	495,502	-	-	7,338	45,040	(1,856,502)	(1,308,622)

Shares repurchased	7	(3,840,000)	(192,000)	-	(192,000)	-	-	-	(384,000)
Subscriptions received	7	-	-	7,236,347	-	-	-	-	7,236,347
Net and comprehensive loss for the period		-	-	-	-	-	-	(1,486,550)	(1,486,550)
Balance at March 31, 2021		36,209,997	303,502	7,236,347	(192,000)	7,338	45,040	(3,343,052)	4,057,175

Balance at September 30, 2021		45,463,767	11,560,001	-	(175,349)	-	-	(5,376,636)	6,008,016
Net and comprehensive loss for the period		-	-	-	-	-	-	(2,215,705)	(2,215,705)
Balance at March 31, 2022		45,463,767	11,560,001	-	(175,349)	-	-	(7,592,341)	3,792,311

5
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian dollars)

1. Nature of business

Shackelford Pharma Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on June 19, 2018. Effective April 1, 2022, the Company relocated its corporate office to PO Box 10026, Pacific Centre, 25th Floor-700 W Georgia Street, Vancouver, British Columbia from its previous corporate office location at Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada.

The Company's principal activities include developing scientifically formulated medications addressing epilepsy and related neurological disorders. The Company focuses on market opportunities based on unmet medical challenges utilizing the clinical experience of Dr. Alan Shackelford, a pioneer in endocannabinoid related research.

COVID-19 Update

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. This may impact the Company's ability to raise capital. Further, the pandemic has an impact on the Company's third-party vendors which could result in the interruption of operations and result in development delays, including the ongoing pre-clinical, manufacturing, and future clinical activities related to our programs. The Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and Centers for Disease Control and Prevention to update the Company's policies.

2. Basis of preparation and going concern

Statement of compliance

These unaudited condensed interim consolidated financial statements have been presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with IFRS have been omitted or condensed, and these condensed interim consolidated financial statements should be read in conjunction with the Company's September 30, 2021 audited financial statements.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These condensed interim consolidated financial statements include the financial statements of the Company and its inactive wholly owned subsidiary Shackelford Pharma USA Inc. These condensed interim consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company's Canadian entity. The functional currency of the Company's foreign subsidiary is US dollars. The currency translation adjustment resulting from the translation of the foreign subsidiary's US dollar functional currency to the Company's Canadian dollar presentation currency is charged to other comprehensive income or loss and included in accumulated other comprehensive income or loss within the shareholders' equity section of the condensed interim consolidated statement of financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. Operating results for the six months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the full year ended September 30, 2022. For more information, see the Company's audited consolidated financial statements including notes thereto for the year ended September 30, 2021.

These condensed interim consolidated financial statements were approved by the board of directors on June 28, 2022.

6

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian dollars)

2. Basis of preparation and going concern (continued)

Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for approximately the next twelve months. As at March 31, 2022, the Company had an accumulated deficit of $7,592,341 (September 30, 2021 - $5,376,636), and it expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, and general and administrative expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing in the past, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These condensed interim consolidated financial statements do not reflect adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

3. Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in the annual financial statements for the year ended September 30, 2021.

Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company's condensed interim consolidated financial statements.

4. Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned capital requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for research and development and general and administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis.  The Company is not subject to any externally imposed capital requirements. There were no changes to the Company's approach to capital management during the period ended March 31, 2022.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian dollars)

5. Financial risk management

a) Fair value

The Company measures certain financial instruments at fair value.

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash and restricted cash is measured using level 1 inputs.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2022 and September 30, 2021. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at September 30, 2021:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		6,118,513	-	-	6,118,513
Restricted Cash		25,000	-	-	25,000

As at March 31, 2022:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		4,005,532	-		4,005,532
Restricted Cash		25,000	-		25,000

The carrying amounts of cash, prepaid expenses, restricted cash, GST receivable, and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary

(b) Credit Risk

The Company may have credit risk related to its cash and restricted cash. The Company manages credit risk associated with its cash and restricted cash by maintaining its cash balance in a highly rated Canadian financial institution. The Company has not experienced any losses associated with credit risk.

(c) Interest Rate Risk

The Company is not exposed to any material interest rate risk on its cash and restricted cash.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian dollars)

5. Financial risk management (continued)

d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations from its cash. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. The Company monitors its cash flow on a monthly basis. The Company may obtain additional debt or equity financing in future periods.  Further into the future the Company is dependent on the profitable commercialization of its drug candidates or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. As at March 31, 2022, the Company's liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

e) Foreign exchange Risk

Foreign exchange risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk from consulting costs as well as the purchase of goods and services primarily in the United States and Israel, denominated in U.S. dollars, and cash balances held in foreign currencies. The Company holds approximately $3,838,000 of its cash in U.S. Dollars. Fluctuations in the US dollar exchange rate could have a significant impact on the Company's results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the six months ended March 31, 2022 of $383,844 (September 30, 2021 - $442,913).

6. Intangible assets

Cost	Total
$
Balance, September 30, 2021	99,184
Impairment of intangible asset	(99,184)
Balance, March 31, 2022	-

Amortization	Total
$
Balance, September 30, 2021	(6,552)
Impairment of intangible asset	6,552
Balance, March 31, 2022	-

Net book value	Total
$
Balance, September 30, 2021	92,632
Balance, March 31, 2022	-

Ramot License Agreement

On January 21, 2020, the Company entered into an option agreement (the "Option Agreement") to receive an exclusive, worldwide license (the "License") from Ramot Tel Aviv University Ltd. ("Ramot") related to the prevention and reversal of age-related cognitive decline by ultra-low doses of tetrahydrocannabinol.  Pursuant to the Option Agreement, the Company had a period of three months, in consideration for which the Company paid Ramot US$5,000 per month for a three month period, to arrive at terms and conditions satisfactory to each party for the grant of the License (the "License Agreement").  On August 9, 2020, the Company signed a license agreement with Ramot (the "Ramot License Agreement"). As at the date the License Agreement was signed, $21,345 (US$15,000) had been paid toward the option payments. The remaining unpaid balance of the one time license fee of US$30,000, which was reduced by the option payments of US$15,000 noted above, was paid on the date of signing the Ramot License Agreement and totalled $19,598 (US$15,000). The Company also accrued reimbursable patent costs of $58,241 which are payable to Ramot pursuant to the Ramot Licence Agreement.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian dollars)

6. Intangible assets (continued)

On March 26, 2022, the Company provided a notice of termination to Ramot to terminate the Ramot License Agreement, and on the same date, Ramot responded with a letter confirming the termination of the Ramot License Agreement. As a result, the Company recorded a non-cash impairment of $92,632 on the intangible asset during the six months ended March 31, 2022, resulting in a net book value of $nil as at March 31, 2022.

7. Share capital

a) Authorized

Unlimited common shares without par value.

b) Shares issued

Common shares: 45,463,767 (September 30, 2021 - 45,463,767)

During the six months ended March 31, 2022, the Company did not issue any shares.

During the year ended September 30, 2021, the Company issued a total of 9,253,770 common shares as follows:

  8,857,288 common shares upon the closing of the Regulation-A Offering
  366,204 common shares upon the conversion of the convertible loans along with 6,272 common shares issued in finder's fee; and
  24,006 shares for the conversion of the shareholder loan.

c) Warrants

Warrant continuity:
	Number of warrants	Weighted average exercise price
	#	$
Outstanding as at September 30, 2020	-	-
Warrants issued upon conversion of convertible debt	366,204	1.51
Warrants issued to finders	13,215	1.51
Outstanding as at September 30, 2021 and March 31, 2022	379,419	1.51

No warrants were exercised during the six months March 31, 2022. As at March 31, 2022, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of warrants #	Exercise price $	Expiry Date
373,864	1.51	April 29, 2023
5,555	1.51	April 29, 2024
379,419

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian dollars)

7. Share Capital (continued)

d) Stock Options

On March 29, 2022, the Company's Board of Directors approved the Shackelford Pharma Amended and Restated Equity Incentive Plan ("the Plan"), which allows for the grant of certain incentive equity awards to employees, officers, directors and consultants of the Company who will contribute to the Company's long-term success by providing them incentives that align their interests with those of the shareholders of the Company.

The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan has been fixed at 9,092,753 Common Shares, representing 20% of the Company's issued and outstanding Common Shares, on a non-diluted basis.

8. Related party transactions

The Company's related parties consist of the Company's directors and officers, and any companies associated with them. During the six months ended March 31, 2022 and 2021, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees of $648,552 respectively during the six months ended March 31, 2022 (2021 - $307,394).  The consulting fees were for one independent director for her consulting service, two directors for their executive services to the Company, and another significant executive (acting substantially in the role of COO), and 50% of the consulting fees paid to the CEO.

  Included in General and administrative costs, the Company incurred consulting fees of $97,500 respectively during the six months ended March 31, 2022 (2021 - $69,900).  The consulting fees were for 50% of the consulting fees paid to the CEO and another significant executive (acting substantially in the role of CFO).

As at March 31, 2022, $123,182 was owing to directors, officers or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2021 - $112,856).

Key management includes directors and executive officers and other significant executives of the Company. During the six months ended March 31, 2022 and 2021 no other compensation was paid or payable for key management services.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian dollars)

9. Components of expenses

	2022	2021
	$	$
Research and development expenses
Consulting fees	1,036,915	417,889
Materials/lab supplies	6,636	99,944
Amortization (Note 6)	-	2,480
Patent and IP	129,554	34,770
Preclinical	177,840	180,636
Regulatory	62,435	-
	1,413,380	735,719

	2022	2021
	$	$
General and administrative expenses
Consulting fees	224,339	364,364
Office, rent, insurance, and admin	120,967	17,546
Investor relations	101,547	29,567
Marketing and communication	70,906	73,383
Legal and professional fees	87,678	259,770
	605,437	744,630

10. Subsequent event

On May 26, 2022, the Company granted an aggregate of 3,150,000 stock options to its officers, directors, and consultants at an exercise price of US$1.00, of which 1,506,944 stock options vested immediately, and the remainder 1,643,056 stock options will vest over an average period of 27 months. All stock options expire on May 26, 2032.

Item 4.  Exhibits

Index to Exhibits

Exhibit No.	Description

2.1!	Notice of Articles of Shackelford Pharma Inc.

2.2!	Articles of Shackelford Pharma Inc.

3.1!	Shareholder Rights Agreement

3.2!	Right of First Refusal and Co-Sale Agreement

3.3!	Voting Agreement

4.2!	Form of Share Certificate

4.3!	Form of Subscription Agreement

6.1!	Form of Shareholders Agreement

6.2!	Share Repurchase Agreement

! Incorporated by reference to the Company's Regulation A Offering Statement on Form 1-A/A filed with the SEC on August 18, 2020 (SEC File No. 024-11206).

SIGNATURES

Pursuant to the requirements of Regulation A+, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on June 28, 2022.

Shackelford Pharma Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

This Semi-Annual Report on Form 1-SA has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	June 28, 2022
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Christopher Clark	June 28, 2022
Name: Christopher Clark
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)